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FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     Farag                          Joseph
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   (Last)                           (First)              (Middle)

    Planet 411 .com Inc.             Suite 401
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                                    (Street)

     Montreal,                        Quebec, Canada
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

      2/25/00
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3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     PLANET411.COM INC. (PFOO)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                                    PRESIDENT
                                    ---------
                                    (Title)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       7. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)

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None (all derivative)
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

If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative  2. Date Exer-        3. Title and Amount of Underlying  4. Conversion   5. Owner-      11. Nature of
   Security (Instr. 4)     cisable and          Derivative Security                or Exercise     ship            Indirect
                           Expiration Date      (Instr. 4)                         Price of        Form of         Beneficial
                           (Month/Day/                                             Derivative      Deriv-          Ownership
                            Year)                                                  Security        ative           (Instr. 5)
                                                                                                   Security:
                                                                                                   Direct
                                                                                                   (D)or In-
                                                                                                   direct (I)
                                                                                                   (Instr. 5)
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                           Date     Expira-         Title            Amount or
                           Exer-    tion                             Number of
                           cisable  Date                              Shares
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
Exchangeable Shares (1)    Current  None        Common  Stock  of    2,200,000     1:1                D               N.A.
of 3560309 Canada Inc.                          Planet411.com Inc.                 (No Fee)
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Exchangeable Shares (1)    Current  None        Common  Stock  of    9,673,814     1:1                I         Through co-ownership
of 3560309 Canada Inc.                          Planet411.com Inc.                 (No Fee)                      and management of a
                                                                                                                  holding company(2)
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Exchangeable Shares (1)    Current  None        Common  Stock  of     511,878      1:1                I         Through co-ownership
of 3560309 Canada Inc.                          Planet411.com Inc.                 (No Fee)                      and management of a
                                                                                                                  holding company(3)
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
Explanation of Responses:

1. Voting rights with respect to such Exchangeable Shares (embodied in one issued and outstanding share of Special Voting Stock) are jointly held by Joseph Farag, Stephane Chouinard and Johnson Joseph, as mandataries under a voting trust agreement, which requires the mandataries to adhere to voting instructions received from those for whom the mandataries hold such voting rights.

2. 9,673,814 Exchangeable Shares are owned by a holding company, the equity and control of which is shared equally by the Reporting Person and another principal of the Issuer. The Reporting Person disclaims beneficial ownership of 4,836,907 of such Exchangeable Shares (and the underlying shares of the Issuer's Common Stock).

3. 511,878 Exchangeable Shares are owned by a company in which the Reporting Person and another principal of the Issuer serve as dire ctors and own all of the voting shares. The Reporting person disclaims beneficial ownership of all of such Exchangeable Shares (and the underlying shares of the Issuer's Common Stock).


     /s/ JOSEPH FARAG                                              March 7, 2000
     ------------------------------------                          -------------
     **Signature of Reporting Person                                        Date
     JOSEPH FARAG

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.